UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: February 5, 2013

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Contact:

Sky-mobi Limited Mr. Carl Yeung, CFO Phone: + (86) 571-87770978 (China) Email: investor.relations@sky-mobi.com	ICR Inc Jeremy Peruski, Senior Vice President Phone: + (1) (646) -915-1615 (US) Email: investor.relations@sky-mobi.com

Sky-mobi Limited Announces Unaudited Financial Results

for the Fiscal Third Quarter 2013

HANGZHOU, China, February 4, 2012 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, today announced unaudited financial results for the fiscal third quarter ended December 31, 2012 (“third quarter 2013”).

Third Quarter 2013 Highlights

•

Total revenues decreased 12.2% to RMB146.9 million (US$23.6 million) in third quarter 2013 compared to the fiscal third quarter ended December 31, 2011 (“third quarter 2012”). Revenues collected from third party channels (i.e., revenues not collected through mobile network operators) represented 24.3% of total revenues

•	Gross margin was 34.4% in third quarter 2013, up from 31.5% in third quarter 2012

•	Non-IFRS[1] gross margin was 34.6% in third quarter 2013, up from 32.0% in third quarter 2012

•	Profit from operations was RMB1.5 million (US$0.2 million) in third quarter 2013, down 40.6% from third quarter 2012

[1]	Non-IFRS figures exclude share-based compensation expenses. Please see “About Non-IFRS Financial Measures” in this release for more information.

•	Non-IFRS profit from operations was RMB6.0 million (US$1.0 million) in third quarter 2013, down 60.2% from third quarter 2012

•	Net profit was RMB3.8 million (US$0.6 million) in third quarter 2013, down 39.8% from third quarter 2012

•	Non-IFRS net profit was RMB8.3 million (US$1.3 million) in third quarter 2013, down 55.9% from third quarter 2012

•	Basic and diluted earnings per common share (“EPS”) were RMB0.01 (US$0.00). Non-IFRS basic and diluted EPS were RMB0.03 (US$0.01)

•	Basic and diluted earnings per ADS[2] were RMB0.11 (US$0.02). Non-IFRS basic and diluted earnings per ADS were RMB0.25 (US$0.04)

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We were pleased that our fiscal third quarter 2013 revenues exceeded the high end of our prior guidance by approximately 13% and achieved 5.1% sequential growth. Even though the feature phone market continued to decline as anticipated, we were encouraged to see the rate of decline stabilizing as well as strong progress in our efforts to improve the contribution of revenue from our Maopao Community.

“For the smartphone market, we have made some truly exciting progress in the past eight months since the launch of our smartphone product platform. During this time, we have accumulated over 10 million smartphone users who are utilizing our smartphone application store, browser, games, game center and PC assistant on a regular basis. Over the coming quarters we anticipate this strong growth to continue as we see greater adoption of low-cost smartphones begin to take hold. Moreover, we have cemented strategic partnerships with over 160 smartphone handset partners. These partners are preinstalling our products, which we expect will further expand our user base and content offerings. We also anticipate additional growth through the offline store front from strategic partnership wins with Suning as well as forming other similar strategic partnerships covering important distribution points for low cost smartphones. Given our recent success, we are increasingly confident that we are implementing the correct strategy for successfully targeting the Chinese smartphone market.”

[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

Carl Yeung, Chief Financial Officer of Sky-mobi, commented, “We were encouraged by exceeding our revenue guidance, along with our operating profit, net income and cash flow all being positive. Despite the year over year decline in revenues, we believe that the 5.1% sequential revenue growth, the improvement in non-IRFS gross margin and a turnaround in non-IFRS profitability from a net loss last quarter are trending in the right direction. These sequential improvements are clearly a testament to our ability to adapt quickly to the changing mobile Internet market with effective operating strategies. Moreover, we are very excited that our revenue composition continues to improve with a new high of 30% of revenues coming from higher ARPU associated with our Maopao community, giving us a strong foundation for future expansion in revenue and margin over the long run. Overall, this quarter’s results demonstrate management’s commitment to maintaining a healthy financial profile while evolving with new initiatives to stay in front of China’s dynamic mobile marketplace.”

Financial Results for Third quarter 2013

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by business unit and by source. Revenues by business unit are broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

Revenues by source are broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues”.

	For the three months ended
	December 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Revenues by source:
Revenues collected from carrier channels	128,401	92,088	14,782
Revenues collected from third party channels	29,509	35,741	5,737
Other revenues	9,403	19,087	3,063

Total revenues	167,313	146,916	23,582

	For the three months ended
	December 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Revenues by business unit:
Application store revenues	122,429	83,448	13,395
Maopao Community revenues	35,481	44,381	7,124
Other revenues	9,403	19,087	3,063

Total revenues	167,313	146,916	23,582

The discussion and analysis below focuses on revenues by source, as the Company believes this metric is more useful to investors in analyzing and understanding its business model.

Total revenues for third quarter 2013 decreased 12.2% to RMB146.9 million (US$23.6 million) from RMB167.3 million in third quarter 2012.

Revenues collected from carrier channels were RMB92.1 million (US$14.8 million) in third quarter 2013, representing 62.7% of total revenues, a decrease of 28.3% from third quarter 2012. Sky-mobi had 2.2 billion user visits and 599.3 million downloads of applications and content from the Maopao application store in third quarter 2013, which was a decrease from 3.6 billion user visits and 718.4 million downloads in third quarter 2012. The decreases in application store user activity and downloads was primarily due to the continued decline in the feature phone market as a percentage of overall mobile device shipments in China.

Revenues collected from third party channels were RMB35.7 million (US$ 5.7 million), up 21.1% from third quarter 2012 and contributing 24.3% of total revenues in third quarter 2013. Sky-mobi’s Maopao Community had 13.0 million active members and 726.2 million member log-ins during the third quarter 2013, representing a decrease from 16.9 million active members and 1.1 billion member log-ins in the third quarter 2012. Revenues from the Maopao Community increased due to higher ARPU on the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World.” The Company expects that revenues collected from third party channels will contribute a steady and increasing percentage of total revenues in future quarters, as Sky-mobi focuses on growing its active mobile community member base and on diversifying revenue collection methods away from traditional carrier-based payment channels.

Other revenues consist of commissions charged from companies for using Maopao Platform to promote and sell applications (“promotion income”), and Sky-mobi’s overseas revenues collected via its overseas mobile service providers. Other revenues were RMB19.1 million (US$3.1 million) in third quarter 2013, up from RMB9.4 million in third quarter 2012, primarily due to the Company’s strengthened efforts in developing its promotion service on Maopao Platform and overseas markets to maintain revenues in feature phone business.

Cost of Revenues and Gross Profit

Total cost of revenues for third quarter 2013 decreased 15.8% to RMB96.4 million (US$15.5 million) compared to RMB114.5 million in third quarter 2012.

Total non-IFRS cost of revenues for third quarter 2013 decreased 15.5% to RMB96.1 million (US$15.4 million) compared to RMB113.7 million in third quarter 2012.

	For the three months ended
	December 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Cost of revenues:
Costs associated with payments to industry participants	104,408	85,408	13,709
Direct costs	10,140	11,007	1,767

Total cost of revenues:	114,548	96,415	15,476

Gross Margin	31.5%	34.4%

Non-IFRS cost of revenues:
Costs associated with payments to industry participants	104,408	85,408	13,709
Direct costs	9,313	10,692	1,716

Total non-IFRS cost of revenues:	113,721	96,100	15,425

Non-IFRS Gross Margin	32.0%	34.6%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Non-IFRS costs associated with payments to industry participants decreased 18.2% to RMB85.4 million (US$13.7 million) in third quarter 2013 compared to RMB104.4 million in third quarter 2012, primarily due to decreased channel costs, which was in line with the decline in revenues collected from carrier channels, costs savings on lower revenue sharing percentage from more direct cooperation with mobile operators and cost controls on purchasing feature phone mobile content for the Maopao Community. Approximately RMB10.1 million of accrued costs payable were reversed into cost of sales in third quarter 2012 while no such reversal occurred in third quarter 2013. Such accrued costs are not expected to recur in the current fiscal year.

Non-IFRS direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of the Maopao application store and the Maopao Community increased 14.8% to RMB10.7 million (US$1.7 million) in third quarter 2013 compared to RMB9.3 million in third quarter 2012. The increase was primarily due to increased costs in connection with the Company’s strengthened efforts in maintaining revenues in the feature phone business, as well as developing overseas markets and other revenues.

Non-IFRS gross profit for third quarter 2013 decreased 5.2% to RMB50.8 million (US$8.2 million) compared to RMB53.6 million in third quarter 2012. Non-IFRS gross margin in third quarter 2013 was 34.6%, up from 32.0% in third quarter 2012, mainly due to the higher contribution of promotion income, which has a higher profit margin, as well as improved monetization efficiency on channel payments from mobile operators, and reduced spending on feature phone mobile contents.

Operating Expenses

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses, decreased 2.5% in third quarter 2013 to RMB49.0 million (US$7.9 million) from RMB50.3 million in third quarter 2012.

Total non-IFRS operating expenses were RMB44.8 million (US$7.2 million) in third quarter 2013, an increase of 16.3% from RMB38.5 million in third quarter 2012.

	For the three months ended
	December 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)

Operating expenses:
Research and development expenses	19,184	23,895	3,836
Sales and marketing expenses	10,433	8,913	1,431
General and administrative expenses	22,237	16,691	2,680
Other income and expense	(1,584)	(480)	(78)

Total operating expenses	50,270	49,019	7,869

Non-IFRS operating expenses:
Research and development expenses	16,584	23,068	3,703
Sales and marketing expenses	9,446	8,678	1,393
General and administrative expenses	14,101	13,567	2,179
Other income and expense	(1,584)	(480)	(78)

Total non-IFRS operating expenses	38,547	44,833	7,197

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expense. The discussion and analysis below focuses on non-IFRS operating expenses, which the Company believes are more useful to investors to understand the Company’s operating activities than IFRS operating expenses.

The increase in operating expenses was primarily due to the compensation payments related to the Company’s organization restructuring, as well as the Company’s increased spending on research and development for the Android platform/Android products.

	As of December 31,	As of September 30,	As of December 31,
	2011	2012	2012

Headcount
Operations	162	122	97
Research and development	355	369	248
Sales and marketing	119	96	85
General and administrative	87	98	91

Total Headcount	723	685	521

The Company’s employee headcount decreased 27.9% to 521 as of December 31, 2012 from 723 as of December 31, 2011. The decrease in headcount mainly resulted from the Company’s organization restructuring, which rebalanced headcount between our smart phone and feature phone businesses and reduced resources in the feature phone sector due to the shrinking feature phone market.

Net profit and EPS

Net profit in third quarter 2013 was RMB3.8 million (US$0.6 million), down 39.8% compared to third quarter 2012.

Non-IFRS net profit in third quarter 2013 was RMB8.3 million (US$1.3 million), down 55.9% from RMB18.9 million in third quarter 2012.

Basic and diluted EPS in third quarter 2013 were RMB0.01 (US$0.00), which represents the equivalent of RMB0.11 (US$0.02) per ADS.

Non-IFRS basic and diluted EPS in third quarter 2013 were RMB0.03 (US$0.01), which represents the equivalent of RMB0.25 (US$0.04) per ADS.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for third quarter 2013 were 32,273,875.

Common Shares

Sky-mobi had 258.2 million common shares outstanding as of December 31, 2012, or the equivalents of 32.3 million ADSs outstanding.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and content titles for the periods indicated:

	For the three months ended
	December 31,
In millions	2011	2012	% change

Application Store
User visits	3,583.3	2,243.5	-37.4%

Single-user application and content downloads
Single-player games	304.2	252.2	-17.1%
Multimedia applications and content titles	121.7	74.0	-39.2%
Other single-user applications	292.5	273.1	-6.6%

Total Single-user application and content downloads	718.4	599.3	16.6%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the dates indicated:

	As of December 31,
In millions	2011	2012	% change

Number of registered members	144.1	233.9	62.3%

	For the three months ended
	December 31,
In millions	2011	2012	% change

Maopao Community
Number of active members	16.9	13.0	-23.1%
Number of member log-ins	1,101.5	726.2	-34.1%

Business Outlook

For the fiscal fourth quarter 2013 ending March 31, 2013, Sky-mobi expects total revenues to be in the range of RMB115 million to RMB125 million.

Revenues for the fiscal year ending March 31, 2013 are expected to be in the range of RMB555 million to RMB565 million, revised upward from previous outlook of RMB540 million to RMB 560 million

These are Sky-mobi’s current projections, which are subject to change.

Other Announcements

The Company announced today the promotion of Mr. Wayne Wei Luan to the position of Vice President, effective immediately. In his new position, Mr. Luan will be responsible for directing the Company’s strategic investments.

Mr. Luan served as the Company’s general manager of investment and strategy and operations director and products operations general manager since 2009. Prior to joining the Company, Mr. Luan served successively as the director of the SK China Internet business unit, the vice president of InfoMax, Inc., the vice president of Fone network Info Tech Ltd and a member of the mobile internet product design and development team at Sohu Inc. Mr. Luan received his bachelor’s degree from Beijing Union University and is currently an EMBA candidate at Cheung Kong Graduate School of Business.

The Company also announced the departure of Mr. Walker Yuangang Wu, Vice President in charge of the Company’s channel management, effective immediately. Mr. Wu is leaving the Company to establish a mobile internet technology company that focuses on mobile games, a joint venture formed by the Company and Mr. Wu.

The Company announced today that one of its independent directors, Mr. Fan Bao, will be stepping down from his role to focus on his core business. The Company’s board of directors has initiated a search process for a new independent director with the requisite experience and qualifications to replace Mr. Fan Bao. The search process will be overseen for the Company by a newly formed search committee of the board.

Conference Call and Webcast

The Company will hold a conference call on Monday, February 4, 2013 at 8:00 am Eastern Time, or 9:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515

International Toll Free:	+1-855-500-8701

China Domestic:	400-1200654

Hong Kong:	+852-3051-2745

Conference ID:	#92236425

The replay will be accessible through February 11, 2013 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696

International:	+61-2-8199-0299

Conference ID:	#92236425

A webcast of the conference call will be available on the Company’s investor relation website at http://ir.sky-mobi.com.

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, less share of results of associates and income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the exchange rate at December 31, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘estimates,’’ “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 29, 2012. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China, measured by revenues in 2010, according to a report commissioned by the Company and prepared by Analysys International in July 2011, an independent research and advisory firm. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income (IFRS)

	For the three months ended			For the nine months ended
	December 31,			December 31,
	2011	2012	2012	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	167,313	146,916	23,582	506,527	440,102	70,642
Cost of revenues	(114,548)	(96,415)	(15,476)	(348,551)	(318,162)	(51,069)

Gross profit	52,765	50,501	8,106	157,976	121,940	19,573

Research and development expenses	(19,184)	(23,895)	(3,836)	(50,885)	(66,978)	(10,751)
Sales and marketing expenses	(10,433)	(8,913)	(1,431)	(29,446)	(26,185)	(4,203)
General and administrative expenses	(22,237)	(16,691)	(2,680)	(64,719)	(52,224)	(8,383)
Other income and expense	1,584	480	78	3,854	497	80

Total operating expenses	(50,270)	(49,019)	(7,869)	(141,196)	(144,890)	(23,257)

Profit (loss) from operations	2,495	1,482	237	16,780	(22,950)	(3,684)

Other gains and losses	5,066	3,117	501	7,666	11,835	1,900
Share of results of associates	(275)	(650)	(105)	(735)	(1,429)	(230)

Profit (loss) before tax	7,286	3,949	633	23,711	(12,544)	(2,014)
Income tax expenses	(924)	(116)	(19)	(2,775)	(391)	(63)

Profit (loss) for the period	6,362	3,833	614	20,936	(12,935)	(2,077)

Total comprehensive profit (loss) for the period	6,362	3,833	614	20,936	(12,935)	(2,077)

Profit (loss) and total comprehensive income (expense) attributable to:
- Owners of the Company	6,389	3,747	600	20,966	(13,120)	(2,107)
- Non-controlling interests	(27)	86	14	(30)	185	30

	6,362	3,833	614	20,936	(12,935)	(2,077)

Earnings (loss) per common share
Basic	0.02	0.01	0.00	0.08	(0.05)	(0.01)
Diluted	0.02	0.01	0.00	0.08	(0.05)	(0.01)

Weight average number of ADS
Basic	32,173,725	32,273,875		32,173,725	32,273,860
Diluted	32,173,725	32,273,875		32,329,210	32,273,860

Weight average number of shares
Basic	257,389,800	258,191,000		257,389,800	258,190,881
Diluted	257,389,800	258,191,000		258,633,677	258,190,881

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended			For the nine months ended
	December 31,			December 31,
	2011	2012	2012	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(114,548)	(96,415)	(15,476)	(348,551)	(318,162)	(51,069)
Less: share-based compensation expenses	827	315	51	2,510	2,261	363

Non-IFRS cost of revenues	(113,721)	(96,100)	(15,425)	(346,041)	(315,901)	(50,706)

IFRS gross profit	52,765	50,501	8,106	157,976	121,940	19,573
Add: share-based compensation expenses	827	315	51	2,510	2,261	363

Non-IFRS gross profit	53,592	50,816	8,157	160,486	124,201	19,936

Total IFRS operating expenses	(50,270)	(49,019)	(7,869)	(141,196)	(144,890)	(23,257)
Less: share-based compensation expenses	11,723	4,186	672	35,152	18,503	2,970

Total non-IFRS operating expenses	(38,547)	(44,833)	(7,197)	(106,044)	(126,387)	(20,287)

IFRS profit (loss) from operations	2,495	1,482	237	16,780	(22,950)	(3,684)
Add: share-based compensation expenses	12,550	4,501	723	37,662	20,764	3,333

Non-IFRS profit (loss) from operations	15,045	5,983	960	54,442	(2,186)	(351)

IFRS profit (loss) for the period	6,362	3,833	614	20,936	(12,935)	(2,077)
Add: share-based compensation expenses	12,550	4,501	723	37,662	20,764	3,333

Non-IFRS net profit for the period	18,912	8,334	1,337	58,598	7,829	1,256

Non-IFRS earnings per common share
Basic	0.07	0.03	0.01	0.23	0.03	0.00
Diluted	0.07	0.03	0.01	0.23	0.03	0.00

Weight average number of shares
Basic	257,389,800	258,191,000		257,389,800	258,190,881
Diluted	257,389,800	258,191,000		258,633,677	258,190,881

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	September 30,	December 31,	December 31,
	2012	2012
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	75,549	40,952	6,516
Term deposits	521,410	563,482	89,658
Trade and other receivables	81,356	75,929	12,081
Amounts due from related parties	4,127	1,126	179

Total current assets	682,442	681,489	108,434

Non-current assets
Property and equipment	23,769	20,116	3,201
Investments in associates	7,135	13,609	2,165
Available-for-sale investments	900	7,195	1,145
Prepayment for investment	1,125	—	—
Other non-current assets	2,444	3,490	555
Deferred tax assets	2,210	2,210	352

Total non-current assets	37,583	46,620	7,418

Total assets	720,025	728,109	115,852

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	126,375	137,431	21,867
Income tax liabilities	2,688	2,889	460
Amounts due to related parties	1,113	956	152
Deferred revenue	12,353	10,127	1,611

Total current liabilities	142,529	151,403	24,090

Total liabilities	142,529	151,403	24,090

Equity
Share capital	92	92	15
Share premium	637,090	626,498	99,685
Reserves	171,677	176,178	28,032
Treasury stock	(1)	(3)	(0)
Deficit	(231,805)	(228,058)	(36,287)

Equity attributable to owners of the Company	577,053	574,707	91,445
Non-controlling interests	443	1,999	317

Total equity	577,496	576,706	91,762
Total equity and liabilities	720,025	728,109	115,852